Monster Offers
                                P.O. Box 1092
                         Bonsall, California   92003
                         Telephone:  (760) 208-4905
                         Facsimile:  (619) 374-2811


March 8, 2011


VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Maryse Mills-Apenteng, Special Counsel
            Division of Corporation Finance

RE:  Monster Offers
     Registration Statement on Form S-1 and
     Amendment No. 1 to Registration Statement on Form S-1 Filed January 28 and February 4, 2011, respectively
     File No. 333-171932

Dear Maryse Mills-Apenteng:

On behalf of Monster Offers (the "Company"), we are hereby responding to the comment letter, dated February 23, 2011 (the "Comment Letter"), from the Staff (the "Staff") of the U. S. Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-171932) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 2 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

Please note, we have updated the financial statements in our amended Form 10, as required by Rule 8-08 of Regulation S-X. For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.


General
-------

1. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X and update all related information in the remainder of the filing, including but not limited to MD&A, as applicable.


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



Response: This respectfully notes the Staff's comment. We will include updated financial statements pursuant to Rule 8-08 of Regulation S-X and update all related information in the filing in a timely manner. Our auditor's are currently reviewing our year-end financials for the period ending December 31, 2010. We will ensure that the financials in this Registration Statement are not out-of-date before we ask for effectiveness.

2. We note that Section 1.15 of the Drawdown Equity Financing Agreement, filed as Exhibit 10.6, provides that the "floor price" can be waived at the discretion of the company. This provision appears to have the effect of allowing the parties to further negotiate the economic terms of the agreement subsequent to the date of the filing and effectiveness of the registration statement. Please note that the company's ability to distribute securities pursuant to an equity line arrangement requires that the purchase commitment establish the terms of the obligations to purchase securities at a set pricing mechanism that is not subject to further negotiation. Please advise as to why you believe that this provision of the agreement is consistent with the requirement that the terms of the purchase obligation must be fixed and binding. Refer to Question 139.17 of the Securities Act Sections Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/ guidance/sasinterp.htm.

Response: We respectfully note the Staff's comment. Section 1.15 of the Drawdown Equity Financing Agreement, provides for a "floor price." The purpose of the "floor price" as seventy-five (75%) of the average closing price of the Company's stock during the preceding ten (10) trading days was designed to prevent the Company's stock price from falling to a nominal number.

This provision was not intended to allow the parties to further negotiate the economic terms of the agreement subsequent to the date of the filing and effectiveness of the registration statement. This provision was included to prevent the Company's stock price from falling to a nominal value.

In order to remove any doubt that this was not an item for negotiation, the agreement states the Company has the "sole and absolute discretion" to waive its right with respect to the Floor." This made it clear that Auctus could not waive this provision. Management is hard pressed as to why they would want to waive this provision, as it protects the Company's stock and shareholder value. We have reviewed Question 139.17 of the Securities Act Sections Compliance and Disclosure Interpretations and we believe our Agreement binds Auctus to purchase the securities underlying the put at a predetermined price where a selling floor has been established and cannot be broken by Auctus.





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


3. We note that Auctus Private Equity Fund, LLC has entered into at least two equity line transactions that are currently under review, each with a drawdown amount of $10 million. Please tell us, and disclose as appropriate, whether Auctus is currently financing or has entered into agreements to finance in the future similar transactions and the extent to which Auctus has the capacity to finance draws that occur in close proximity by entities it has agreed to fund. Consider whether a risk factor is necessary or appropriate.

Response: Supplementally, in reviewing Commission filings, we also observed that Auctus has entered into a number of separate agreements to finance other companies in the same manner. We have no relationships or any knowledge of their agreements with these other companies, and we have no way of knowing their future arrangements or extent of their capacity to finance.


Calculation of Registration Fee
-------------------------------

4. We note that you rely on Rule 416 to register "an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends, or similar transactions." We note further that Section 1.23 of the Drawdown Equity Financing Agreement provides for a purchase price tied to the trading price of your common stock. It does not appear that share issuances tied to market price adjustments fall within the standard anti-dilution provisions contemplated by the rule. Please refer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretation and confirm your understanding.

Response: We respectfully note the Staff's comment. In accordance with Question 139.10, we recognize that the floating conversion rate is not similar to an anti-dilution provision. Therefore, we made a good-faith estimate of the maximum number of shares that we may issue on conversion to determine the number of shares to register for resale. If it turns out that the number of registered shares is less than the actual number issued, we will file a new registration statement to register the additional shares, assuming the selling securityholder desires to sell those additional shares.

Cover Page
----------

5. You state that the total amount of shares of common stock that may be sold pursuant to the prospectus would constitute approximately 13% of your issued and outstanding common stock as of a date certain. Please revise to disclose also the current number of shares that may be sold under the equity line based on the current market price and ignoring any limitations on the number of shares that the investor can own at any time.

Response: We have revised the Registration Statement to disclose number of shares that may be sold under the equity line based on the current market price.

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

Drawdown Equity Financing Agreement, page 5
-------------------------------------------

6. Please discuss here, and elsewhere as appropriate, the uncertainty as to whether you will ever receive the full $10 million available under the equity line agreement. Specifically address the market price per share necessary to access the total amount available under the equity line and compare this with the current market price for your common stock. Since it appears unlikely from your disclosure that you will ever receive the full amount, please include disclosure explaining why the parties chose an equity line in the amount of $10 million.

Response: We have added disclosure which addresses the market price per share necessary to access the total amount available under the equity line as compared to the market price for our common stock, on page 6. We have also added that there is uncertainty as to whether we will ever receive the full $10 million available under the equity line agreement. Finally, we added that we do not expect to utilize the $10 million equity line unless we identify an acquisition or major opportunity for the Company.


Risk Factors
------------

General
-------

7. Please add a risk factor regarding the dilutive effects of this offering and provide context to investors by including quantified information regarding how possible declines in future prices of your common stock, coupled with draws under the agreement with Auctus, may affect the number of outstanding shares.

Response: We have added a risk factor regarding the dilutive effects of this offering. See new Risk Factor No. 32.


We may not have access to the full amount under the equity line, page 22
------------------------------------------------------------------------

8. Please expand your risk factor disclosure to specifically disclose the maximum dollar amount available to you based on the current market price of your common stock as well as the market price that would be required in order for you to access the total amount of $10 million available under the equity line. Potential investors should understand in concrete terms the changed circumstances that must exist in order for you to ever receive the full $10 million.

Response: We have expanded our risk factor disclosure to specifically disclose the maximum dollar amount available to you based on the current market price of your common stock as well the number of additional shares to need to be registered in order for us to access the total amount of $10 million available under the equity line.

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

Dilution, page 25
-----------------

9. We note your discussion regarding 12 million shares that were previously issued and subsequently cancelled. It is unclear what relationship, if any, this transaction has on the dilutive impact of the equity line transaction on existing shareholders. In this regard, please clarify, or consider removing, your statement in this section that "In essence, by registering shares that are already issued does [sic] not contribute to any dilution." In addition, in your response, please explain to us the basis on which the tabular information has been calculated. Please review your disclosure in this section, including the tabular information, and revise as appropriate.

Response: We respectfully note the Staff's comment, and in order to avoid any confusion, we have considered your comment, and we have removed that statement from this section.


Directors, Executive Officers, Promoters and Control Persons, page 31
---------------------------------------------------------------------

10. Please revise this section to specify Mr. Gain's business and employment experience during the past five years as it is unclear how long Mr. Gain has been manager of Prime Mover Global, LLC or when or for how long he held the other positions listed. To the extent Mr. Gain was sole proprietor of any of the businesses listed or any of those businesses has nominal assets, please indicate this. In addition, please specify the type of consulting services as well as the "top-tier" commercial, government, aerospace and other entities to which Mr. Gain provided such services or consider removing the disclosure under the heading "Other Experience."

Response: We have revised and updated this section concerning the employment experience of Mr. Paul Gain.


Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------

Liquidity and Capital Resources, page 40
----------------------------------------

11. You state that you may be unable to continue operations in the future and that you will need to raise $5 million to implement your business plan. As it appears that you do not have sufficient cash resources to fund operations for a 12-month period, please revise your liquidity discussion to include an unambiguous statement indicating the number of months of operations your current cash resources will fund as of the time of filing. In addition, disclose the dollar amount needed to complete the remaining 12 months of operations from the date of the prospectus.
    Please also include related risk factor disclosure.

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

Response: Under the Liquidity and Capital Resources section, we have added an unambiguous statement and a new risk factor (No. 29) indicating the amount of money needed over the next twelve months to keep the Company fully reporting.

Legal Proceedings, page 42
--------------------------

12. Please provide information relating to the involvement in certain legal proceedings of any of your directors or executive officers for the past ten years. See Item 401(f) of Regulation S-K. Note in this regard that our rules were recently updated. Refer to SEC Proxy Disclosure Enhancements Release No. 33-9089.

Response: We have updated the language under Legal Proceedings to reflect activities of the past ten years. We have also updated the language of the Legal Proceedings section to include the amended Item 401(f) required disclosures of additional legal proceedings. Thank you for bringing SEC Proxy Disclosure Enhancements Release No. 33-9089 to our attention.


Certain Relationships and Related Transactions and Corporate Governance,
page 52
------------------------------------------------------------------------

13. Please revise your disclosure to provide all of the information required by Item 404(d)(1) of Regulation S-K. Specifically, with respect to the customers you reference, please identify the names of the related parties and specify for each such person the basis upon which the person is a related party.


Response: We have revised the disclosure where we identified those customers we reference as related parties and we specified the basis upon which the person is a considered a related party.













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


We hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

Monster Offers

By:  /s/  Paul Gain
---------------------------------
          Paul Gain
          Director and CEO

cc:  Thomas C. Cook, Esq.
     Corporate Counsel


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